[HOMETOWN AUTO RETAILERS LOGO]

           1309 South Main Street, Waterbury, CT 06706 (203) 756-1300

                                 August 5, 2005

Mr. George F. Ohsiek, Jr. Branch Chief
The United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:   Hometown Auto Retailers, Inc.
      Form - 10-K for Fiscal Year ended December 31, 2004, Filed March 24, 2005 Form - 10-Q for Fiscal Quarter ended March 31, 2005
      File No. 0-24669

Dear Mr. Ohsiek:

      Below is the footnote disclosure I am proposing to include in Hometown's June 30, 2005 Form 10-Q. Please review.

RECLASSIFICATION OF BALANCE SHEETS AND STATEMENTS OF CASH FLOWS

      Hometown is in the process of restating its Balance Sheets and Statements of Cash Flows in its filings on its December 31, 2004 Form 10-K and March 31, 2005 Form 10-Q. The balance sheets reclassification is to breakdown its floor plan notes payable into trade and non-trade components, where it had previously been shown as a single line item, which is consistent with industry practice. The Statements of Cash Flows reclassification is to show the non-trade component of floor plan notes payable as a financing activity, where it had been shown as an operating activity. This reclassification is being done to comply with guidance under SFAS 95, "Statement of Cash Flows", which states that payments to suppliers should be classified as an operating activity. The floor plan lender is FMCC, an affiliate of Ford, Lincoln and Mercury; therefore; floor plan notes payable amounts due from purchases of inventory from Ford, Lincoln and Mercury are classified as floor plan - trade and the related borrowings and payments are to be classified as operating activities in the Statements of Cash Flows. Amounts due from inventory purchases from all other manufacturers are classified as floor plan notes payable - non-trade and the related borrowings and payments are to be classified as financing activities in the Statements of Cash Flows.

                                                 Very truly yours,

                                                 /s/ Charles F. Schwartz
                                                 -----------------------
                                                 Charles F. Schwartz
                                                 Chief Financial Officer